UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-39644
SEC FILE NUMBER

762594109
CUSIP NUMBER

(Check One):

 ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:     N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Rice Acquisition Corp.
Full Name of Registrant

N/A
Former Name if Applicable

102 East Main Street, Second Story
Address of Principal Executive Office (Street and Number)

Carnegie, Pennsylvania 15106
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rice Acquisition Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Quarterly Report”) by the prescribed due date for the reasons described below.

On April 12, 2021, the staff of the U.S. Securities and Exchange Commission (the “SEC”) issued the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (‘SPACs’)” (the “SEC Statement”). In the SEC Statement, the SEC staff expressed its view that certain terms and conditions common to warrants issued by special purpose acquisition companies ("SPACs") may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity.

Since issuance in October 2020, the outstanding warrants (“Warrants”) to purchase the Company’s Class A common stock were accounted for as equity within the Company’s balance sheet. In light of the SEC Statement, after discussion and evaluation, including with the Company’s independent auditors, the Company has concluded that the Warrants should be presented as liabilities with subsequent fair value remeasurement.

On May 13, 2021, the Company filed restated audited financial statements as of and for the period from September 1, 2020 (inception) through December 31, 2020 in Amendment No. 1 to its Annual Report on Form 10-K/A (the “Restatement”). As a result of the considerable time and dedication of resources required to complete the Restatement, the Company is unable to file the Quarterly Report by the prescribed due date of May 17, 2021 without unreasonable effort or expense. The Company does, however, expect to file the Quarterly Report by May 24, 2021 (as the fifth calendar day after such prescribed due date is a Saturday).

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James Wilmot Rogers	(713)	446-6259
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

* Note: The Company was formed in September 2020; as such, there is no corresponding period for the last fiscal year.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rice Acquisition Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2021	By:	/s/ James Wilmot Rogers
			Name:	James Wilmot Rogers
			Title:	Chief Accounting Officer and Secretary

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